Mail Stop 6010


April 12, 2006
Mr. David Seligman
Chief Financial Officer
NUR Macroprinters LTD.
12 Abba Hillel Silver Street
P.O. Box 1281
Lod 71111, Israel

      RE: 	NUR Macroprinters LTD
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 000-26498

Dear Mr. Seligman,

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant